FINANCIAL SUMMARY

(All financial information has been prepared in accordance with International Financial Reporting Standards)

FY2022 Second Quarter

(April 1, 2021 through September 30, 2021)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2022 Second Quarter Consolidated Financial Results

(All financial information has been prepared in accordance with International Financial Reporting Standards)

English translation from the original Japanese-language document

November 4, 2021

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Hiroyuki Suzuki, General Manager, Accounting Division Tel. (0565)28-2121
Filing date of quarterly securities report	:	November 12, 2021
Payment date of cash dividends	:	November 25, 2021
Supplemental materials prepared for quarterly financial results	:	yes
Earnings announcement for quarterly financial results	:	yes

(Amounts are rounded to the nearest million yen)

1.	Consolidated Results for FY2022 First Half (April 1, 2021 through September 30, 2021)

(1)	Consolidated financial results (For the six months ended September 30)

	(% of change from previous first half)
	Sales revenues		Operating income		Income before income taxes		Net income		Net income attributable to Toyota Motor Corporation		Comprehensive income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2022 first half	15,481,299	36.1	1,747,465	236.1	2,144,045	194.2	1,565,056	148.0	1,524,484	142.2	1,870,024	248.1
FY2021 first half	11,375,223	-25.9	519,981	-62.8	728,815	-55.1	631,189	-46.7	629,368	-45.3	537,170	-49.8

	Earnings per share attributable to Toyota Motor Corporation – Basic	Earnings per share attributable to Toyota Motor Corporation – Diluted
	Yen	Yen
FY2022 first half	109.28	109.28
FY2021 first half	45.04	44.76

(Note)

On October 1, 2021, Toyota Motor Corporation (“TMC”) effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” and “Earnings per share attributable to Toyota Motor Corporation (Diluted)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

(2)	Consolidated financial position

	Total assets	Total shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity
	Million yen	Million yen	Million yen	%
FY2022 second quarter	61,758,833	25,492,413	24,610,424	39.8
FY2021	62,267,140	24,288,329	23,404,547	37.6

2.	Cash Dividends

	Annual cash dividends per common share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2021	—	105.00	—	135.00	240.00
FY2022	—	120.00
FY2022 (forecast)			—	—	—

(Note)	Revisions to the forecast of cash dividends since the latest announcement: none

Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5.00yen

Please refer to [Notice Concerning Distribution of Interim Dividends from Surplus] released on November 6, 2020 for further information.

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. The dividend for the fiscal year ended March 31, 2021 and the second quarter of the fiscal year 2022 presents the amount prior to the stock split.

3.	Forecast of Consolidated Results for FY2022 (April 1, 2021 through March 31, 2022)

	(% of change from FY2021)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to Toyota Motor Corporation		Earnings per share attributable to Toyota Motor Corporation – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	30,000,000	10.2	2,800,000	27.4	3,440,000	17.3	2,490,000	10.9	179.13

(Note)	Revisions to the forecast of consolidated results since the latest announcement: yes

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Earnings per share attributable to Toyota Motor Corporation (Basic)” for the fiscal year ending March 31, 2022 (forecast) presents the amount after the stock split.

Notes
(1)	Changes in significant subsidiaries during the current quarter

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS: none

(ii)	Changes other than (2)-(i) above: none

(iii)	Changes in accounting estimates: none

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each period (including treasury stock):

FY2022 second quarter 16,314,987,460 shares, FY2021 16,314,987,460 shares

(ii)	Number of treasury stock at the end of each period:

FY2022 second quarter 2,464,210,770 shares, FY2021 2,335,244,160 shares

(iii)	Average number of shares issued and outstanding in each period:

FY2022 first half 13,950,175,679 shares, FY2021 first half 13,973,124,493 shares

(Note)

On October 1, 2021, TMC effected a five-for-one stock split of its common stock to shareholders of record as of September 30, 2021. “Number of shares issued and outstanding (common stock)” are calculated based on the assumption that the stock split was implemented at the beginning of the previous fiscal year.

This report is not reviewed.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

In order to convey top management’s aspirations and the company’s direction to all those whose lives are touched by Toyota, Toyota communicates what Toyota is really like through “Toyota Times.”

“Toyota Times” (https://toyotatimes.jp/en/)

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

Supplemental Material for Financial Results for FY2022 Second Quarter

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

Condensed Quarterly Consolidated Financial Statements and

Notes to Condensed Quarterly Consolidated Financial Statements

1. Condensed Quarterly Consolidated Statement of Financial Position

	Yen in millions
	March 31, 2021	September 30, 2021
Assets
Current assets
Cash and cash equivalents	5,100,857	4,954,834
Trade accounts and other receivables	2,958,742	2,558,831
Receivables related to financial services	6,756,189	6,458,235
Other financial assets	4,215,457	2,887,398
Inventories	2,888,028	2,924,857
Income tax receivable	112,458	115,164
Other current assets	745,070	788,610

Total current assets	22,776,800	20,687,929

Non-current assets
Investments accounted for using the equity method	4,160,803	4,392,060
Receivables related to financial services	12,449,525	12,968,672
Other financial assets	9,083,914	9,537,388
Property, plant and equipment
Land	1,345,037	1,340,752
Buildings	4,999,206	5,074,894
Machinery and equipment	12,753,951	13,045,613
Vehicles and equipment on operating leases	6,203,721	6,403,903
Construction in progress	675,875	632,227

Total property, plant and equipment, at cost	25,977,791	26,497,389

Less - Accumulated depreciation and impairment losses	(14,566,638)	(14,733,950)

Total property, plant and equipment, net	11,411,153	11,763,440

Right of use assets	390,144	388,587
Intangible assets	1,108,634	1,136,931
Deferred tax assets	336,224	306,958
Other non-current assets	549,942	576,870

Total non-current assets	39,490,339	41,070,904

Total assets	62,267,140	61,758,833

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

	Yen in millions
	March 31, 2021	September 30, 2021
Liabilities
Current liabilities
Trade accounts and other payables	4,045,939	3,349,241
Short-term and current portion of long-term debt	12,212,060	10,754,902
Accrued expenses	1,397,140	1,272,062
Other financial liabilities	763,875	742,563
Income taxes payable	350,880	471,477
Liabilities for quality assurance	1,482,872	1,448,755
Other current liabilities	1,207,700	1,232,935

Total current liabilities	21,460,466	19,271,934

Non-current liabilities
Long-term debt	13,447,575	13,864,894
Other financial liabilities	323,432	256,699
Retirement benefit liabilities	1,035,096	1,055,504
Deferred tax liabilities	1,247,220	1,328,178
Other non-current liabilities	465,021	489,211

Total non-current liabilities	16,518,344	16,994,486

Total liabilities	37,978,811	36,266,420

Shareholders’ equity
Common stock	397,050	397,050
Additional paid-in capital	497,275	497,815
Retained earnings	24,104,176	25,278,473
Other components of equity	1,307,726	1,588,497
Treasury stock	(2,901,680)	(3,151,411)

Total Toyota Motor Corporation shareholders’ equity	23,404,547	24,610,424

Non-controlling interests	883,782	881,989

Total shareholders’ equity	24,288,329	25,492,413

Total liabilities and shareholders’ equity	62,267,140	61,758,833

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

2. Condensed Quarterly Consolidated Statement of Income and

    Condensed Quarterly Consolidated Statement of Comprehensive Income

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Sales revenues
Sales of products	10,317,155	14,344,924
Financial services	1,058,068	1,136,375

Total sales revenues	11,375,223	15,481,299

Costs and expenses
Cost of products sold	9,078,239	11,842,915
Cost of financial services	599,409	549,792
Selling, general and administrative	1,177,594	1,341,128

Total costs and expenses	10,855,242	13,733,834

Operating income	519,981	1,747,465

Share of profit (loss) of investments accounted for using the equity method	76,390	261,042
Other finance income	167,974	115,872
Other finance costs	(23,237)	(16,359)
Foreign exchange gain (loss), net	(12,185)	43,395
Other income (loss), net	(107)	(7,372)

Income before income taxes	728,815	2,144,045

Income tax expense	97,627	578,989

Net income	631,189	1,565,056

Net income attributable to
Toyota Motor Corporation	629,368	1,524,484
Non-controlling interests	1,821	40,572

Net income	631,189	1,565,056

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	45.04	109.28

Diluted	44.76	109.28

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Net income	631,189	1,565,056
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(10,034)	80,203
Remeasurements of defined benefit plans	(2,135)	(8,708)
Share of other comprehensive income of equity method investees	(41,853)	81,170

Total of items that will not be reclassified to profit (loss)	(54,022)	152,665

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	10,788	68,138
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(15,099)	(2,143)
Share of other comprehensive income of equity method investees	(35,686)	86,309

Total of items that may be reclassified subsequently to profit (loss)	(39,996)	152,304

Total other comprehensive income, net of tax	(94,019)	304,968

Comprehensive income	537,170	1,870,024

Comprehensive income for the period attributable to
Toyota Motor Corporation	523,192	1,832,521
Non-controlling interests	13,978	37,504

Comprehensive income	537,170	1,870,024

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Income

	Yen in millions
	For the second quarter ended September 30, 2020	For the second quarter ended September 30, 2021
Sales revenues
Sales of products	6,247,300	6,982,507
Financial services	527,127	563,234

Total sales revenues	6,774,427	7,545,741

Costs and expenses
Cost of products sold	5,351,939	5,828,074
Cost of financial services	274,341	278,714
Selling, general and administrative	642,086	688,978

Total costs and expenses	6,268,366	6,795,766

Operating income	506,061	749,976

Share of profit (loss) of investments accounted for using the equity method	88,962	99,559
Other finance income	53,185	43,808
Other finance costs	(13,225)	(8,875)
Foreign exchange gain (loss), net	(20,695)	17,475
Other income (loss), net	(3,706)	(15,117)

Income before income taxes	610,582	886,825

Income tax expense	128,841	248,310

Net income	481,741	638,515

Net income attributable to
Toyota Motor Corporation	470,525	626,652
Non-controlling interests	11,216	11,864

Net income	481,741	638,515

	Yen
Earnings per share attributable to Toyota Motor Corporation
Basic	33.66	45.01

Diluted	33.34	—

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

Condensed Quarterly Consolidated Statement of Comprehensive Income

	Yen in millions
	For the second quarter ended September 30, 2020	For the second quarter ended September 30, 2021
Net income	481,741	638,515
Other comprehensive income, net of tax
Items that will not be reclassified to profit (loss)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(154,116)	78,638
Remeasurements of defined benefit plans	(557)	(4,347)
Share of other comprehensive income of equity method investees	44,568	19,475

Total of items that will not be reclassified to profit (loss)	(110,106)	93,765

Items that may be reclassified subsequently to profit (loss)
Exchange differences on translating foreign operations	(54,531)	(10,860)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(19,113)	(13,367)
Share of other comprehensive income of equity method investees	6,022	16,108

Total of items that may be reclassified subsequently to profit (loss)	(67,622)	(8,119)

Total other comprehensive income, net of tax	(177,728)	85,647

Comprehensive income	304,013	724,162

Comprehensive income for the period attributable to
Toyota Motor Corporation	296,935	715,127
Non-controlling interests	7,079	9,035

Comprehensive income	304,013	724,162

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

3. Condensed Quarterly Consolidated Statement of Changes in Equity

For the first half ended September 30, 2020

	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2020	397,050	489,334	22,234,061	585,549	(3,087,106)	20,618,888	720,124	21,339,012

Comprehensive income
Net income	—	—	629,368	—	—	629,368	1,821	631,189
Other comprehensive income, net of tax	—	—	—	(106,176)	—	(106,176)	12,157	(94,019)

Total comprehensive income	—	—	629,368	(106,176)	—	523,192	13,978	537,170

Transactions with owners and other
Dividends paid	—	—	(331,938)	—	—	(331,938)	(32,583)	(364,521)
Repurchase of treasury stock	—	—	—	—	(35)	(35)	—	(35)
Reissuance of treasury stock	—	15,039	—	—	185,543	200,582	—	200,582
Change in scope of consolidation	—	—	—	—	—	—	67,762	67,762
Equity transactions and other	—	141	—	—	—	141	15,958	16,099

Total transactions with owners and other	—	15,180	(331,938)	—	185,508	(131,250)	51,138	(80,112)

Reclassification to retained earnings	—	—	21,790	(21,790)	—	—	—	—

Balances at September 30, 2020	397,050	504,514	22,553,281	457,583	(2,901,598)	21,010,831	785,239	21,796,070

For the first half ended September 30, 2021
	Yen in millions
	Common stock	Additional paid-in capital	Retained earnings	Other components of equity	Treasury stock	Toyota Motor Corporation shareholders’ equity	Non- controlling interests	Total shareholders’ equity
Balances at April 1, 2021	397,050	497,275	24,104,176	1,307,726	(2,901,680)	23,404,547	883,782	24,288,329

Comprehensive income
Net income	—	—	1,524,484	—	—	1,524,484	40,572	1,565,056
Other comprehensive income, net of tax	—	—	—	308,037	—	308,037	(3,068)	304,968

Total comprehensive income	—	—	1,524,484	308,037	—	1,832,521	37,504	1,870,024

Transactions with owners and other
Dividends paid	—	—	(377,453)	—	—	(377,453)	(43,774)	(421,227)
Repurchase of treasury stock	—	—	—	—	(250,093)	(250,093)	—	(250,093)
Reissuance of treasury stock	—	227	—	—	362	588	—	588
Equity transactions and other	—	313	—	—	—	313	4,477	4,791

Total transactions with owners and other	—	540	(377,453)	—	(249,731)	(626,644)	(39,296)	(665,941)

Reclassification to retained earnings	—	—	27,266	(27,266)	—	—	—	—

Balances at September 30, 2021	397,050	497,815	25,278,473	1,588,497	(3,151,411)	24,610,424	881,989	25,492,413

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

4. Condensed Quarterly Consolidated Statement of Cash Flows

	Yen in millions
	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Cash flows from operating activities
Net income	631,189	1,565,056
Depreciation and amortization	810,588	871,404
Interest income and interest costs related to financial services, net	(99,035)	(164,297)
Share of profit (loss) of investments accounted for using the equity method	(76,390)	(261,042)
Income tax expense	97,627	578,989
Changes in operating assets and liabilities, and other	(120,227)	(736,287)
Interest received	383,627	394,880
Dividends received	207,457	254,503
Interest paid	(230,791)	(193,238)
Income taxes paid, net of refunds	(314,530)	(437,188)

Net cash provided by (used in) operating activities	1,289,514	1,872,780

Cash flows from investing activities
Additions to fixed assets excluding equipment leased to others	(611,362)	(573,651)
Additions to equipment leased to others	(958,611)	(1,384,947)
Proceeds from sales of fixed assets excluding equipment leased to others	20,587	18,031
Proceeds from sales of equipment leased to others	640,001	802,928
Additions to intangible assets	(139,051)	(168,286)
Additions to public and corporate bonds and stocks	(1,120,804)	(1,313,819)
Proceeds from sales of public and corporate bonds and stocks and upon maturity of public and corporate bonds	1,260,560	1,213,887
Other, net	(1,013,142)	1,189,623

Net cash provided by (used in) investing activities	(1,921,821)	(216,234)

Cash flows from financing activities
Increase (decrease) in short-term debt	(542,499)	(245,116)
Proceeds from long-term debt	5,351,917	4,268,674
Payments of long-term debt	(2,613,277)	(5,171,986)
Dividends paid to Toyota Motor Corporation common shareholders	(331,938)	(377,453)
Dividends paid to non-controlling interests	(32,583)	(43,774)
Reissuance (repurchase) of treasury stock	199,965	(249,818)

Net cash provided by (used in) financing activities	2,031,585	(1,819,473)

Effect of exchange rate changes on cash and cash equivalents	16,710	16,904

Net increase (decrease) in cash and cash equivalents	1,415,987	(146,023)

Cash and cash equivalents at beginning of period	4,098,450	5,100,857

Cash and cash equivalents at end of period	5,514,438	4,954,834

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

5. Going Concern Assumption

None

TOYOTA MOTOR CORPORATION    FY2022 Second Quarter Financial Summary

6. Significant Subsequent Events

Common Stock Split

TMC authorized a stock split of shares of its common stock and partial amendment to the Articles of Incorporation due to the stock split, at a meeting of its Board of Directors held on May 12th, 2021.

Purpose of the Stock Split -

The purpose is to reduce the minimum investment price through the stock split, thereby creating an environment where it is easier to invest in TMC’s shares and expanding TMC’s investor base.

Outline of the Stock Split -

(1) Stock Split Method

The record date for the stock split was September 30, 2021. Each share of TMC’s common stock held by shareholders as of the record date was split into five shares.

(2) Increase in Number of Shares as a Result of the Stock Split

Number of shares outstanding prior to the stock split: 3,262,997,492 shares

Increase in total number of issued shares as a result of this stock split: 13,051,989,968 shares

Number of issued shares after the stock split: 16,314,987,460 shares

Total number of authorized shares after the stock split: 50,000,000,000 shares

Stock Split Schedule -

Date of public notice of the record date: September 14, 2021

Record date: September 30, 2021

Effective date: October 1, 2021

Partial Amendment to Articles of Incorporation -

Due to the stock split described above, TMC partially amended its Articles of Incorporation, to increase the total number of shares which the Corporation was authorized to issue from ten billion (10,000,000,000) to fifty billion (50,000,000,000), effective as of October 1, 2021, pursuant to Article 184, Paragraph 2 of the Companies Act.

Impact on Per Share Information -

Per share information assuming that the stock split was performed at the beginning of the first half ended September 30, 2020 is as follows.

	For the first half ended September 30, 2020	For the first half ended September 30, 2021
Basic earnings per share attributable to Toyota Motor Corporation (yen)	45.04	109.28
Diluted earnings per share attributable to Toyota Motor Corporation (yen)	44.76	109.28
Toyota Motor Corporation shareholders’ equity per share (yen)	1,502.94	1,776.83

Supplemental Material for Financial Results for FY2022 Second Quarter (Consolidated)

< IFRS >

	FY2021												FY2022						FY2022
	1Q (2020/4-6)		2Q (2020/7-9)		First Half 6 months (2020/4-9)		3Q (2020/10-12)		4Q (2021/1-3)		12 months (‘20/4-‘21/3)		1Q (2021/4-6)		2Q (2021/7-9)		First Half 6 months (2021/4-9)		Forecast 12 months (‘21/4-‘22/3)
Vehicle Production (thousands of units)	1,080		1,990		3,070		2,262		2,221		7,553		2,180		1,756		3,936
(Japan) –including Daihatsu & Hino	679		1,031		1,709		1,144		1,095		3,948		1,025		826		1,851
[Daihatsu & Hino]	[178	]	[269	]	[447	]	[283	]	[300	]	[1,029	]	[262	]	[194	]	[456	]
(Overseas) –including Daihatsu & Hino	401		959		1,360		1,118		1,126		3,605		1,155		930		2,085
[Daihatsu & Hino]	[15	]	[53	]	[68	]	[84	]	[107	]	[259	]	[110	]	[121	]	[231	]
North America	187		500		687		489		466		1,642		519		395		915
Europe	82		138		220		200		222		642		199		110		309
Asia	109		230		339		333		343		1,015		324		316		640
Central and South America	10		67		78		69		65		213		83		84		167
Africa	13		24		37		27		30		93		29		25		54
Vehicle Sales (thousands of units)	1,158		1,928		3,086		2,353		2,208		7,646		2,148		1,946		4,094		8,550
(Japan) –including Daihatsu & Hino	385		536		921		592		612		2,125		500		445		945		2,090
[Daihatsu & Hino]	[104	]	[159	]	[263	]	[162	]	[185	]	[610	]	[146	]	[128	]	[274	]	[590	]
(Overseas) –including Daihatsu & Hino	774		1,392		2,165		1,760		1,596		5,521		1,648		1,501		3,148		6,460
[Daihatsu & Hino]	[16	]	[31	]	[47	]	[41	]	[62	]	[150	]	[63	]	[63	]	[126	]	[260	]
North America	285		646		930		753		630		2,313		661		621		1,282		2,580
Europe	141		254		395		285		280		959		281		229		510		990
Asia	182		274		456		392		374		1,222		365		341		706		1,480
Central and South America	30		66		97		87		86		270		105		105		211		440
Oceania	48		51		100		84		63		246		74		74		148		310
Africa	24		39		63		42		52		157		51		45		96		230
Middle East	62		60		122		115		109		346		108		84		192		430
Other	2		2		3		3		2		8		2		2		3
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	1,848		2,519		4,366		2,845		2,708		9,920		2,759		2,506		5,265		10,290

Supplemental 1

Supplemental Material for Financial Results for FY2022 Second Quarter (Consolidated)

< IFRS >

	FY2021						FY2022				FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	First Half 6 months (2020/4-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	First Half 6 months (2021/4-9)		Forecast 12 months (‘21/4-‘22/3)
Foreign Exchange Rates
Yen to US Dollar Rate	108	106	107	105	106	106	110	110	110		as premise: 110
Yen to Euro Rate	119	124	121	125	128	124	132	130	131		as premise: 128
Number of Employees	369,701	369,604	369,604	367,987	366,283	366,283	372,434	372,286	372,286	(Note 1)
Sales Revenues (billions of yen)	4,600.7	6,774.4	11,375.2	8,150.0	7,689.3	27,214.5	7,935.5	7,545.7	15,481.2		30,000.0
Geographic Information
Japan	2,675.6	3,687.7	6,363.4	4,384.6	4,200.8	14,948.9	4,096.6	3,695.5	7,792.2
North America	1,381.1	2,564.8	3,945.9	2,938.2	2,607.6	9,491.8	2,875.0	2,804.4	5,679.5
Europe	471.4	810.5	1,282.0	905.5	946.8	3,134.4	986.9	900.2	1,887.2
Asia	906.5	1,149.2	2,055.7	1,543.4	1,446.1	5,045.2	1,531.9	1,411.3	2,943.3
Other	281.2	419.1	700.3	606.0	566.5	1,872.8	688.2	704.3	1,392.5
Elimination	-1,115.2	-1,857.0	-2,972.3	-2,227.8	-2,078.6	-7,278.8	-2,243.3	-1,970.3	-4,213.6
Business Segment
Automotive	3,976.4	6,146.2	10,122.6	7,491.3	7,037.5	24,651.5	7,241.2	6,883.8	14,125.1
Financial Services	534.9	531.5	1,066.5	554.5	541.1	2,162.2	578.8	567.6	1,146.4
All Other	206.0	234.0	440.1	266.1	346.0	1,052.3	241.2	254.3	495.6
Elimination	-116.7	-137.4	-254.1	-162.0	-235.4	-651.5	-125.7	-160.1	-285.8
Operating Income (billions of yen)	13.9	506.0	519.9	987.9	689.8	2,197.7	997.4	749.9	1,747.4		2,800.0
(Operating Income Ratio) (%)	(0.3)	(7.5)	(4.6)	(12.1)	(9.0)	(8.1)	(12.6)	(9.9)	(11.3)		(9.3)
Geographic Information
Japan	77.4	164.9	242.3	538.5	368.3	1,149.2	518.5	290.5	809.0
North America	-68.5	187.3	118.7	212.9	69.6	401.3	248.8	174.4	423.2
Europe	-21.9	31.6	9.6	52.9	45.3	107.9	30.0	23.6	53.7
Asia	42.8	93.4	136.2	155.3	144.3	435.9	166.6	157.7	324.3
Other	-11.7	20.2	8.4	34.9	16.4	59.8	65.3	82.7	148.1
Elimination	-4.0	8.5	4.5	-6.8	45.7	43.4	-31.9	20.7	-11.2
Business Segment
Automotive	-86.5	332.2	245.6	812.6	548.7	1,607.1	780.0	577.6	1,357.7
Financial Services	92.2	153.0	245.3	152.3	97.9	495.5	196.0	168.3	364.4
All Other	9.3	15.3	24.6	24.3	36.3	85.3	21.6	-0.1	21.4
Elimination	-1.1	5.3	4.2	-1.3	6.7	9.6	-0.3	4.0	3.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method (billions of yen)	-12.5	88.9	76.3	125.0	149.5	351.0	161.4	99.5	261.0		460.0
Income before Income Taxes (billions of yen)	118.2	610.5	728.8	1,141.1	1,062.3	2,932.3	1,257.2	886.8	2,144.0		3,440.0
(Income before Income Taxes Ratio) (%)	(2.6)	(9.0)	(6.4)	(14.0)	(13.8)	(10.8)	(15.8)	(11.8)	(13.8)		(11.5)
Net Income Attributable to Toyota Motor Corporation (billions of yen)	158.8	470.5	629.3	838.6	777.1	2,245.2	897.8	626.6	1,524.4		2,490.0
(Net Income Ratio) (%)	(3.5)	(6.9)	(5.5)	(10.3)	(10.1)	(8.3)	(11.3)	(8.3)	(9.8)		(8.3)
Dividends
Cash Dividends (billions of yen)	—	293.5	293.5	—	377.4	671.0	—	332.4	332.4	(Note 2)
Cash Dividends per Share (yen)	—	105	105	—	135	240	—	120	120	*
Payout Ratio (%)	—	46.6	46.6	—	23.3	29.8	—	21.9	21.9
Value of Shares Repurchased (billions of yen)[actual purchase]	—	—	—	—	—	—	21.5	228.4	249.9	(Note 3)
Value of Shares Repurchased (billions of yen)[shareholder return]	—	—	—	—	250.0	250.0	—	150.0	150.0	(Note 3) (Note 4)
Number of Outstanding Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997

Supplemental 2

Supplemental Material for Financial Results for FY2022 Second Quarter (Consolidated)

< IFRS >

	FY2021						FY2022				FY2022
	1Q (2020/4-6)	2Q (2020/7-9)	First Half 6 months (2020/4-9)	3Q (2020/10-12)	4Q (2021/1-3)	12 months (‘20/4-‘21/3)	1Q (2021/4-6)	2Q (2021/7-9)	First Half 6 months (2021/4-9)		Forecast 12 months (‘21/4-‘22/3)
R&D Expenses (billions of yen)	280.7	286.8	567.6	265.8	256.9	1,090.4	274.1	276.0	550.1		1,180.0	(Note 5)
Depreciation Expenses (billions of yen)	204.0	221.0	425.1	217.8	234.0	876.9	241.7	229.2	470.9		930.0	(Note 6)
Geographic Information
Japan	98.1	109.8	207.9	101.1	115.6	424.7	116.8	99.2	216.0
North America	59.0	60.6	119.7	60.4	62.1	242.3	63.9	68.1	132.0
Europe	14.1	15.1	29.2	16.3	15.4	61.0	18.3	19.3	37.6
Asia	25.9	28.6	54.5	32.3	33.0	120.0	33.2	32.5	65.8
Other	6.7	6.8	13.6	7.4	7.7	28.7	9.3	10.0	19.3
Capital Expenditures (billions of yen)	260.3	325.2	585.6	316.1	391.4	1,293.2	279.0	358.9	637.9		1,350.0	(Note 6)
Geographic Information
Japan	147.1	160.0	307.2	157.5	247.9	712.7	135.7	157.8	293.5
North America	54.8	107.1	162.0	68.2	60.9	291.2	74.5	151.9	226.5
Europe	14.8	15.9	30.8	21.2	30.9	83.0	25.2	19.7	44.9
Asia	35.2	33.0	68.3	58.3	34.4	161.1	36.9	24.4	61.4
Other	8.3	8.9	17.2	10.7	17.1	45.1	6.5	4.9	11.4
Total Liquid Assets (billions of yen)	9,451.8	10,238.7	10,238.7	10,621.2	11,579.4	11,579.4	10,318.6	10,270.8	10,270.8	(Note 7)
Total Assets (billions of yen)	55,916.5	56,483.8	56,483.8	58,010.3	62,267.1	62,267.1	61,651.1	61,758.8	61,758.8
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	20,713.9	21,010.8	21,010.8	21,804.1	23,404.5	23,404.5	24,123.0	24,610.4	24,610.4
Return on Equity (%)	3.1	9.0	6.0	15.7	13.8	10.2	15.1	10.3	12.7
Return on Asset (%)	1.2	3.3	2.3	5.9	5.2	3.9	5.8	4.1	4.9
Number of Consolidated Subsidiaries (including Structured Entities)						544
Number of Associates and Joint Ventures Accounted for Using the Equity Method						169

Analysis of Consolidated Net Income Attributable to Toyota Motor Corporation for FY2022 (billions of yen, approximately)	2Q (2021/7-9)	First Half 6 months (2021/4-9)
Marketing Efforts	115.0	1,055.0
Effects of Changes in Exchange Rates	115.0	255.0
Cost Reduction Efforts	-25.0	-30.0
From Engineering	-25.0	-50.0
From Manufacturing and Logistics	0.0	20.0
Increase or Decrease in Expenses and Expense Reduction Efforts	35.0	10.0
Other	3.9	-62.6
(Changes in Operating Income)	243.9	1,227.4
Non-operating Income	32.3	187.7
Share of Profit (Loss) of Investments Accounted for Using the Equity Method	10.5	184.6
Income tax expense, Net Income Attributable to Non-controlling Interests	-120.1	-520.1
(Changes in Net Income Attributable to Toyota Motor Corporation)	156.1	895.1

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect Toyota’s plans and expectations.

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. In addition, the global spread of COVID-19 and related matters have adversely affected businesses in a wide variety of industries, as well as consumers, all of which negatively impacted demand for Toyota’s vehicles and related financial services.

The duration of the global spread of COVID-19 and the resulting future effects are uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

*	Breakdown of Annual cash dividends per common share at end of FY2021 second quarter: Special Dividends 5 yen
(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 3)	Excluding shares constituting less than one unit that were purchased upon request and the commission fees incurred for the repurchase
(Note 4)	Shareholder return on Net Income for the period
(Note 5)	Figures for R&D expenses are R&D activity related expenditures incurred during the reporting period and do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease or right of use assets
(Note 7)	Cash and cash equivalents, time deposits, public and corporate bonds and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 3